Mr. Jeff J.F. Feng                     Dan Matsui/Eugene Heller
Assistant to Chairman                  Silverman Heller Associates
Qiao Xing Universal Telephone, Inc.    1100 Glendon Avenue, PH-1
Huizhou, Guangdong, P.R.C.             Los Angeles, CA 90024
http:\\www.qiaoxing.com                Tel: (310) 208-2550
E-mail: qxxiao@pub.huizhou.gd.cn       Fax: (310) 208-0931
Tel: (011) 86-752-2808-188             E-mail: dmatsui@sha-ir.com
Fax: (011) 86-752-2803-101


                      Qiao Xing Universal Telephone, Inc.
                         Reports 1999 Year End Results
        Company Attains #1 Ranking in Telephone Sales in China for 1999

Huizhou, CHINA (June 8, 2000) Qiao Xing Universal Telephone, Inc. ("Company") (NASDAQ NMS: XING) today announced its financial results for the fiscal year ended December 31, 1999.

For the year net sales increased to $46.3 million from $42.4 million for 1998. The increase was due to a more stable economy and stronger private consumption, compared to 1998.

Gross profit was $15.0 million, compared to $12.0 million for 1998, and gross margins improved in 1999 to 32% from 28% in 1998. The improvement in margins was partly the result of a shift in product mix from lower priced corded phones toward higher priced caller-ID and other special function phones. Caller-ID phones represented 14% of net sales for 1999 versus 3% for 1998. Sales of corded phones accounted for almost 50% of net sales for 1999, down from 52% the year earlier.

1999 earnings before interest and taxes increased 20% to $9.6 million from $8.0 million in 1998. Net income was $6.0 million, up 5% from $5.7 million a year earlier.

Earnings per share for 1999 were $0.64 versus $0.72 for 1998. Per share results for 1999 reflect an increase in outstanding shares due to the Company's initial public offering of 1,600,000 shares in February, 1999.

Commenting on the Company's higher earnings for 1999, Mr. Rui Lin Wu, Chairman of Qiao Xing, said: "Our growth was attributable mainly to a series of business strategies, which proved effective. We focused our sales and marketing efforts on our line of higher priced, higher margined products offering advanced features and conveniences. As a result, we were able to significantly reduce selling expenses and, thereby, improve pretax margins."

"In addition, by expanding our distribution network, we were able to increase market share,'' Mr. Wu continued, "enabling us to achieve the #1 ranking in telephone sales in China for

                                     -more-

1999. This recognition certainly helps our sales efforts, and greater distribution capability gives the Company the means to respond quickly and effectively to shifts in market demand, an important advantage in the fast-moving telecommunications industry."

"To further strengthen our competitive position, we will continue to invest in technological research and development to enhance our product offerings and service to our customers," continued Mr. Wu. "We will also actively seek strategic alliances with various manufacturers and distributors to enable us to exploit future opportunities as they arise."

"For the year 2000, we will continue to utilize our strengths in technology and in manufacturing and distribution in order to be able to respond to market demand and maintain our #1 sales ranking in China. For example, we are actively developing our digitally enhanced cordless telephone business to meet the increasing need for higher quality voice communication," Mr. Wu said, concluding, "With the Chinese economy continuing to show signs of growth, and with attractive, new opportunities likely, we are looking forward to the possibility of another record year."

In August 1995, Qiao Xing Universal Telephone, Inc. became the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces 165 models of corded telephones and 25 cordless models. Its sales network is extensive with 1,350 retail store locations throughout China. Ranked #2 in telephone sales in China for 1997 and 1998, the Company achieved the #1 ranking for 1999.

This news release contains "forward-looking statements'' regarding future revenues and operating information and their impact on future results. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, actual results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. These risks and uncertainties include, but are not limited to, those relating to economic, political, legal and social conditions in the People's Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global general economic conditions.


                         [financial statements follow]

Qiao Xing Universal Telephone, Inc.
Page Three

                      Qiao Xing Universal Telephone, Inc.
                         Consolidated Income Statement
                                Fiscal Year 1999

Net Sales                                                    46,332             42,414
Cost of sales                                               (31,360)           (30,427)
                                                         ----------         ----------
Gross profit                                                 14,972             11,987
Selling expenses                                             (1,895)            (1,350)
Operating expenses                                           (3,450)            (2,602)
Interest expenses                                              (673)              (616)
Interest income                                                 239                 34
Other Income(expenses),net                                       29               (116)
                                                         ----------         ----------
Income before tax                                             9,222              7,337
Provision for income tax                                     (2,451)              (954)
                                                         ----------         ----------
Income before minority interests                              6,771              6,383
Minority interests                                             (769)              (675)
                                                         ----------         ----------
Net Income                                                    6,002              5,708
                                                         ==========         ==========
Weighted average number of shares outstanding(Basic)      9,333,000          7,936,000
                                                         ==========         ==========
Weighted average number of shares outstanding(Diluted)    9,344,000          7,936,000
                                                         ==========         ==========
Earnings per common share(Basic)                               0.64               0.72
                                                         ==========         ==========
Earnings per common share(Diluted)                             0.64               0.72
                                                         ==========         ==========

